Exhibit 99.1

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RATING ACTION COMMENTARY

Fitch Upgrades Banco de Credito del Peru and Credicorp to ‘BBB+’; Outlook Stable

Mon 08 Jun, 2026 - 5:41 PM ET

Fitch Ratings - Mexico City - 08 Jun 2026: Fitch Ratings has upgraded Banco de Credito del Peru S.A.’s (BCP) Long-Term Local- and Foreign-Currency Issuer Default Ratings (IDRs) to ‘BBB+’ from ‘BBB’, and its Viability Rating (VR) to ‘bbb+’ from ‘bbb’. The Rating Outlook for the Long-Term IDRs is Stable. Fitch has also affirmed BCP’s Short-Term Foreign and Local Currency IDRs at ‘F2’ and affirmed the Government Support Rating (GSR) at ‘bbb-’. The

Long-Term Foreign-Currency IDR of BCP’s holding company, Credicorp Ltd., was upgraded to ‘BBB+’ from ‘BBB’ with Stable Outlook, and the Short-Term IDR was affirmed.

BCP’s VR upgrade reflects its solid business profile, market leadership among local peers and a very strong financial profile. This is reflected in improved, strong profitability, which now has the highest score among the key rating drivers. Fitch expects this profitability to remain sustainable over the medium term and to support sound capital levels.

BCP’s VR is now one notch above Peru’s sovereign rating and aligned with its implied VR of ‘bbb+’. The uplift above the sovereign rating reflects Fitch’s expectation that the bank would likely maintain its ability to service local-currency obligations even if the sovereign defaulted on its local-currency debt. This reflects its relatively low overall exposure to the public sector. Fitch also believes that the sovereign is unlikely to impose material debt servicing restrictions in this scenario. These restrictions include capital controls that could limit the bank’s ability to service those obligations.

KEY RATING DRIVERS

BCP

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IDRs Driven by VR: The upgrade of BCP’s IDRs follows a similar action on the VR, as BCP’s IDRs are driven by its VR of ‘bbb+’, which is aligned with the implied VR. The bank’s ratings are supported by its robust and leading market position, well-diversified business model, improved asset quality, strong profitability, adequate capitalization, and consistent funding strategies.

Stable Operating Environment: Fitch’s Operating Environment (OE) score for Peruvian banks is ‘bbb-’/Stable. The implied OE score is ‘bb’. Fitch raised it as a positive deviation factor to reflect the sovereign rating and Peru’s long record of macroeconomic stability. Peru’s banking system entered 2026 with a favorable macro backdrop. However, political uncertainty tied to the election cycle, as well as potential climate risks and external shocks, could temper confidence and credit appetite.

Leading Franchise: Fitch assesses BCP’s business profile at ‘bbb+’, in line with its implied score. This rating reflects the bank’s four-year average total operating income (TOI) of USD4.7 billion and its strong position as Peru’s largest universal commercial bank. BCP is the leading bank within the Peruvian financial system and serves as the primary subsidiary of Credicorp Ltd., Peru’s largest financial holding company. According to BCP’s consolidated data, it held market share of 37.1% of assets and 39.0% of deposits as of fiscal YE 2025, while leading all major credit segments and financial products.

Improved Asset Quality: BCP’s consolidated 90-day past-due loans ratio improved to 2.8% at YE25 from 3.3% at YE 2024, supported by stronger risk management, better payment performance and Peru’s economic recovery. The loan loss allowance coverage of impaired loans was a conservative 201.2% at YE 2025. Although the entity’s strategy is to focus on the more profitable but riskier SME and consumer segments, Fitch expects asset quality to remain sound in 2026, as shown by the 2.48% ratio in 1Q26. This reflects the bank’s conservative underwriting standards.

Strong Profitability: The operating profit-to-risk-weighted assets ratio improved to 5.19% at YE 2025 from 4.32% at YE 2024, mainly driven by a stronger financial margin and lower credit costs, supported by improved asset quality. This improvement supported an upgrade in BCP’s earnings & profitability rating factor to ‘a-’, aligned with its implied score. Fitch expects profitability to remain strong, although it could decline slightly from its exceptionally strong level in 2025 due to margin compression, somewhat higher credit costs, external risks and the bank’s planned growth in riskier but more profitable retail segments.

Adequate Capitalization: The common equity Tier 1 (CET1) ratio strengthened to 13.66% at YE 2025 from 13.08% at YE 2024, supported by strong internal capital generation and

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slower risk-weighted asset growth, partly reflecting improved asset quality. Fitch does not anticipate capitalization pressures in 2026. Also, regulation is supportive for Peruvian banks due to the ongoing adoption of Basel III principles. BCP has successfully adapted to higher-quality capital requirements under the new rules ahead of the end of the phase-in period in 2026.

Sound Liquidity: The bank’s loan-to-deposit ratio remained sound and improved slightly to 88.06% at YE 2025 from 89.2% at YE 2024, reflecting still-moderate loan growth and a 5.5% increase in deposits during 2025. BCP benefits from a low-cost deposit base, predominantly consisting of demand and savings deposits, and maintains the largest deposit franchise in Peru across all major products. BCP’s dominant deposit franchise underpins its funding profile, with a consolidated deposit market share of about 39% as of December2025. Fitch expects current liquidity to remain sufficient to support moderate loan growth, with loans to customer deposits remaining below 100%.

CREDICORP LTD.

IDRs Driven by Those of Main Subsidiary: Credicorp Ltd.’s Issuer Default Ratings (IDRs) were upgraded to ‘BBB+’ from ‘BBB’, as they are driven primarily by the IDRs of its main subsidiary (BCP; BBB+/Stable), which has a strong business and financial profile. Credicorp’s Foreign-Currency Long-Term IDR of ‘BBB+’ with a Stable g Outlook is equalized with BCP’s rating. Equalization reflects high influence from the Holdco’s low double leverage of 99.6% at YE 2025, compared with 99.2% in 2024. This was consistently well below the threshold of 120% at which Fitch would typically start to notch down a bank holding company’s ratings. It also reflects prudent liquidity management, supported by good access to capital markets and a diversified mix of funding and liquidity sources. Fitch considered capital and liquidity fungibility for upstreaming dividends from the bank to the Holdco, Credicorp’ separate jurisdiction in Bermudas, and subsidiary ownership as neutral factors.

RATING SENSITIVITIES

Factors that Could, Individually or Collectively, Lead to Negative Rating Action/Downgrade

BCP

BCP’s IDRs are sensitive to material deterioration in the local OE or a negative sovereign rating action.

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BCP’s VR could be affected if asset quality were to deteriorate significantly and cause a sustained decline in operating profits to RWAs below 4.0%, and if the bank’s CET1-to-RWA ratio were to fall below 10%, assuming maintenance of excess reserves and noncore loss-absorbing capital, for more than four consecutive quarters.

CREDICORP LTD.

Credicorp’s IDRs are at the same level as BCP’s and would move in tandem with any rating action on its main operating subsidiary. However, Fitch could also downgrade Credicorp’s ratings (separately from any action on BCP) if there is a material and sustained increase of its double leverage metrics (above 1.2x) and if there is a material weakening of the holding company’s liquidity position and management.

A change in the dividend flows from the operating companies or debt levels at the holding company that affects its debt coverage ratio could also be detrimental to Credicorp’s ratings.

Factors that Could, Individually or Collectively, Lead to Positive Rating Action/Upgrade

BCP

Over the medium term, BCP’s VR could be upgraded by a confluence of OE improvement and the bank sustaining its current strong financial profile.

CREDICORP LTD.

Credicorp Ltd’s ratings would move in tandem with positive rating actions on its main operating subsidiary, BCP.

OTHER DEBT AND ISSUER RATINGS: KEY RATING DRIVERS

BCP’s senior unsecured bonds were upgraded to ‘BBB+’ from ‘BBB’ and are rated at the same level as the bank’s IDRs, as the likelihood of default on the notes is the same as that of BCP.

BCP’s subordinated Tier 2 bonds were upgraded to ‘BBB-’ from ‘BB+’ and are rated two notches below the Viability Rating (VR) of ‘bbb+’ to reflect loss severity only. Fitch did not apply any notching for non-performance risk, as the notes do not have additional loss-absorption features.

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GOVERNMENT SUPPORT RATING (GSR)

BCP is likely to receive support from the Peruvian government, if needed, given its high systemic importance, which underpins its Government Support Rating (GSR). The sovereign’s ability to provide support is reflected in its ‘BBB’/Stable IDR and supported by its sound public finances, ample foreign currency reserves and low debt burden.

OTHER DEBT AND ISSUER RATINGS: RATING SENSITIVITIES

Factors That Could, Individually or Collectively, Lead to Negative Rating Action/Downgrade

--BCP’s senior debt ratings would be downgraded if BCP’s Long-Term IDR is downgraded;

--The subordinated debt ratings would mirror any negative action on the bank’s VR and would maintain the downward notching from it.

Factors That Could, Individually or Collectively, Lead to Positive Rating Action/Upgrade:

--BCP’s senior debt ratings would be upgraded if BCP’s Long-Term IDR is upgraded;

--The subordinated debt ratings would mirror any positive action on the bank’s VR and would maintain the downward notching from it.

Factors That Could, Individually or Collectively, Lead to Negative Rating Action/Downgrade

--BCP’s GSR would be affected if Fitch negatively changed its assessment of the government’s ability and/or willingness to support the bank.

Factors That Could, Individually or Collectively, Lead to Positive Rating Action/Upgrade:

--BCP’s GSR would be affected if Fitch positively changes its assessment of the government’s ability and/or willingness to support the bank.

VR ADJUSTMENTS

The operating environment score of ‘bbb-’ is above the ‘bb’ category implied score due to the following adjustment reason: sovereign rating (positive).

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REFERENCES FOR SUBSTANTIALLY MATERIAL SOURCE CITED AS KEY DRIVER OF RATING

The principal sources of information used in the analysis are described in the Applicable Criteria.

PUBLIC RATINGS WITH CREDIT LINKAGE TO OTHER RATINGS

The ratings of Credicorp Ltd are linked to Banco de Credito del Peru’s ratings, as it is its main subsidiary.

ESG CONSIDERATIONS

The highest level of ESG credit relevance is a score of ‘3’, unless otherwise disclosed in this section. A score of ‘3’ means ESG issues are credit-neutral or have only a minimal credit impact on the entity, either due to their nature or the way in which they are being managed by the entity. Fitch’s ESG Relevance Scores are not inputs in the rating process; they are an observation on the relevance and materiality of ESG factors in the rating decision. For more information on Fitch’s ESG Relevance Scores, visit https://www.fitchratings.com/topics/esg/products#esg-relevance-scores.

RATING ACTIONS

ENTITY / DEBT	RATING TYPE	RATING	RATING ACTION	PRIOR

Credicorp Ltd.	LT IDR	BBB+ Rating Outlook Stable	Upgrade	BBB Rating Outlook Stable

	ST IDR	F2	Affirmed	F2

Banco de Credito del Peru S.A.	LT IDR	BBB+ Rating Outlook Stable	Upgrade	BBB Rating Outlook Stable

	ST IDR	F2	Affirmed	F2

	LC LT IDR	BBB+ Rating Outlook Stable	Upgrade	BBB Rating Outlook Stable

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	LC ST IDR	F2	Affirmed	F2

	Viability	bbb+	Upgrade	bbb

	Government Support	bbb-	Affirmed	bbb-

senior unsecured	LT	BBB+	Upgrade	BBB

subordinated	LT	BBB-	Upgrade	BB+

VIEW ADDITIONAL RATING DETAILS

FITCH RATINGS ANALYSTS

Larisa Arteaga
Senior Director Primary Rating Analyst
+52 55 5955 1621
larisa.arteaga@fitchratings.com Fitch Mexico S.A. de C.V.
Blvd Manuel Avila Camacho #36 Floor 23 Edificio Esmeralda II Col. Lomas de Chapultepec,
Alcaldia Miguel Hidalgo Mexico City 11000

Abraham Martinez
Director
Secondary Rating Analyst
+56 2 3321 2901
abraham.martinez@fitchratings.com

Alejandro Tapia
Senior Director Committee Chairperson
+52 81 4161 7056
alejandro.tapia@fitchratings.com

MEDIA CONTACTS

Maggie Guimaraes
São Paulo

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+55 11 4504 2207
maggie.guimaraes@thefitchgroup.com

Additional information is available on www.fitchratings.com

PARTICIPATION STATUS
The rated entity (and/or its agents) or, in the case of structured finance, one or more of the transaction parties participated in the rating process except that the following issuer(s), if any, did not participate in the rating process, or provide additional information, beyond the issuer’s available public disclosure.

APPLICABLE CRITERIA
Bank Rating Criteria (pub. 08 May 2026) (including rating assumption sensitivity)

ADDITIONAL DISCLOSURES
Dodd-Frank Rating Information Disclosure Form
Solicitation Status
Endorsement Policy

ENDORSEMENT STATUS

Banco de Credito del Peru S.A.	EU Endorsed, UK Endorsed
Credicorp Ltd.	EU Endorsed, UK Endorsed

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